Exhibit 23.2

Consent of Independent Registred Public Accounting Firm

The Board of Directors

RiT Technologies Ltd

Tel Aviv

Israel

We consent to the use of our report dated February 2, 2004 except for Note10, for which the date is June 21, 2004 , with respect to the consolidated balance sheets of RiT Technologies Ltd. as of December 31, 2002 and 2003, and the related consolidated statements of operations, shareholders’ equity, cash flows and comprehensive income for each of the years in the three-year period ended December 31, 2003, incorporated herein by reference and to the reference to our firm under the heading “Experts”in this prospectus.

/s/ Somekh Chaikin

Somekh Chaikin

Certified Public Accountants(Isr.)

(A member firm of KPMG International)

Tel Aviv, Israel

August 15, 2004